                      THE MAJOR AUTOMOTIVE COMPANIES, INC.
                            43-40 Northern Boulevard
                           Long Island city, NY 11101

                                                                October 14, 2005

VIA EDGAR TRANSMISSION
----------------------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3561
Washington, D.C. 20549

Re:      The Major Automotive Companies, Inc.
         Form 10-K for the year ended December 31, 2004
         Filed July 26, 2005
         File No. 000-29182

Ladies and Gentlemen:

         On behalf of The Major Automotive Companies, Inc. (the "Company"), set
forth below are the Company's responses to the Commission's comments given by letter dated September 28, 2005 from Michael Moran, Branch Chief, Division of
Corporate Finance (the "Comment Letter"). The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into the response letter.

Financial Statements
--------------------

Consolidated Statements of Operations, page F-5
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1.       Please clarify your response to comment 1 in our letter dated August 8,
         2005. If you are stating that you have combined the revenues derived from various sources because each class is less than 10 percent of the sum of the items such that you have complied with Rule 5-03 of
         Regulation S-X no revision is necessary. Otherwise please revise to segregate sales of products from services on the face of the statements of operations and state separately the costs applicable to the related sales in accordance with Rule 5-03 of Regulation S-X.

Response:

Each class of the Company's sources of revenue is less than 10 percent of the aggregate of all such items. Accordingly, no revised disclosure is required.

Securities and Exchange Commission
October 14, 2005

Consolidated Statements of Cash Flows, page F-9
-----------------------------------------------

2.       We note your response to comment 2 in our letter dated August 8, 2005.
         Please address the following items:

o        Advise us how inventory purchased from a commercial bank or manufacturer unaffiliated with the lender represents an operating activity as set forth in paragraphs 21-24 of SFAS 95 or revise accordingly. Please note that under paragraph 23a of SFAS 95, payments to suppliers to acquire goods for resale should be classified as operating activities. Therefore, borrowings and payments on floor plan notes payable for new and used inventory should be classified in financing activities when inventory is purchased from a manufacturer unaffiliated with the lender, similar to obtaining external financing through a line of credit or other borrowing facility. Refer to AICPA
         TIS Section 1300.16 for further guidance.

Response:

We will revise our financial statements to classify payments on floor plan notes payable for new and used inventory in financing activities when inventory is purchased from a manufacturer unaffiliated with the lender and in operating activities when the financed inventory is purchased from a lender that is affiliated with the manufacturer.

o        You state it would be burdensome to reconstruct actual amounts attributable to manufacturers unaffiliated with the lender and to distinguish between new and used vehicle financing obtained from the same source. We understand that GMAC, for example, directly pays the manufacturer from which you purchase your new vehicle inventory and that you do not have the discretion to receive these funds prior to disbursement to the manufacturer. We also assume that a minimal amount of your used vehicle inventories are obtained from your manufacturers and that you receive access to the cash for used vehicle financing prior to disbursement. As such, please advise us of the approximate amount of related borrowings and repayments used in the purchase of used vehicle inventory. Also, tell us the total amount amounts related to the commercial bank, HSBC USA and Primus. Please confirm that these assumptions are correct or advise us of the cash flows associated with the financing of your inventory.

Response:

We are gathering the data that has been requested and expect to have it completed and filed with the Commission by October 21, 2005.

Securities and Exchange Commission
October 14, 2005

o        As previously stated, Rule 5-02(19)(a) of Regulation S-X requires separate and clear display of amounts payable to trade creditors and amounts payable for borrowings. Please revise your balance sheet to distinguish between floor plan notes payable to trade creditors and floor plan notes payable that are non-trade.

Response:

We will revise our balance sheet to distinguish between floor plan notes payable to trade creditors and floor plan notes that are non-trade.

Note 2. Note Receivable Officer/Stockholder, page F-25
------------------------------------------------------

3.       As previously requested, advise us and revise your disclosure to describe each transaction that resulted in the note receivable. Tell us if any of the advances were used to purchase stock. Refer to Staff
         Accounting Bulletin Topic 4:E and SFAS 57.

Response:

All amounts included in the note receivable reflect a number of cash advances of varying amounts at various times that were made to Mr. Bruce Bendell prior to
2003. There has been no change in the balance since 2002. None of these advances was used for the purchase of the Company's stock. Therefore, since there was neither any effect on the balance sheet or income statement in any of the periods presented nor is there any amount receivable for the purchase of the
Company's stock, we do not believe that additional disclosure of this fact is required or provides benefit to a reader of the Company's financial statements.
Nevertheless, we will retroactively revise our disclosure to that which was noted in our response dated August 22, 2005 to the previous comment letter.

Note 12. Commitments and Contingencies, page F-36
-------------------------------------------------

4.       We note your response to comment 6 in our letter dated August 8, 2005.
         Please expand to provide transparent disclosure of the amount of net income, as defined, that is used in calculating the bonus for each year presented. We note the impairment of goodwill in 2004 however it is not evident how a bonus was based on the aggregate pre-tax income of the dealerships after all expenses in 2003 when there is a loss before taxes.

Securities and Exchange Commission
October 14, 2005

Response:

As previously indicated, the bonus is calculated based on the "net income" of the automotive dealership operations, only. There are substantial corporate costs of, inter alia, being a public company (approximately $1.2 million, annually) and settlements of litigation related to our former non-automotive technology operations (approximately $500,000 in 2003), as well as miscellaneous operating expenses incurred in the Company's leasing operations, all of which are not directly related to dealership operations, that therefore are not included in the calculation of the dealerships' "net income." Although in both
2003 and 2004 the dealerships were profitable, the Company had a pre-tax loss on a consolidated basis. In 2003, the dealerships "net income" upon which the bonus was based was $775,336, while the Company had a consolidated pre-tax loss of
$1,048,346. Therefore, the bonus was $77,533. The bonus was approved by the
Company's Board of Directors. We will retroactively revise our disclosure to that which was noted in our response dated August 22, 2005 to the previous comment letter and include the "net income" amounts from which such bonus amounts were calculated.

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We note that simultaneously with the filing of this response letter, the Company is filing a preliminary proxy statement and a Schedule 13E-3 in connection with a proposed deregistration under Section 12(g) of the Securities Exchange Act of
1934, as amended. The Company hereby acknowledges and undertakes that it will not distribute definitive proxy materials to its stockholders until such time as it fully addresses all of the Commission's concerns as outlined in the
Commission's letters of August 8, 2005 and September 28, 2005 and to the extent required, amends any prior periodic filing reports filed with the Commission as requested thereby.

Securities and Exchange Commission
October 14, 2005

Please call the undersigned at (718) 937-3700 with any comments or questions regarding the Company's response and please send a copy of any written comments to the following parties:

                                MITCHELL LITTMAN, ESQ.
                                MARK F. COLDWELL, ESQ.
                                  Littman Krooks LLP
                                   655 Third Avenue
                                  New York, NY 10017
                                Phone: (212) 490-2020
                                 Fax: (212) 490-2990

                                         Very truly yours,

                                         /s/ Bruce Bendell

                                         Bruce Bendell, Chief Executive Officer

cc:      Securities and Exchange Commission
         ----------------------------------

         Donna Di Silvio, Esq.

         The Major Automotive Companies, Inc.
         ------------------------------------

         Alan Pearson
         Eric Keltz, Esq.
         Richard L. Feinstein

         Littman Krooks LLP
         ------------------

         Mitchell Littman, Esq.

         BDO Seidman
         -----------
         Adam Roth